

16021588

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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8-43485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chapin Davis, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Village Square, Suite 200
(No. and Street)

Baltimore (City) MD (State) 21210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce Alderman, Jr. 410-435-3200 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark Schaefer Hackett
(Name – *if individual, state last, first, middle name*)

One East Fourth Street (Address) Cincinnati (City) OH (State) 45202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce Alderman, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chapin Davis, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

WILLIAM H LAUER
Notary Public
Baltimore County
Maryland
My Commission Expires Aug. 19, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHAPIN DAVIS, INC. and SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

(Pursuant to Rule 17a-5 of the Securities and Exchange Commission)

As of and for the year ended December 31, 2015

CHAPIN DAVIS, INC. and SUBSIDIARY

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Chapin Davis, Inc. and Subsidiary
Baltimore, Maryland

We have audited the accompanying consolidated statement of financial condition of Chapin Davis, Inc. and Subsidiary as of December 31, 2015, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of Chapin Davis, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chapin Davis, Inc. and Subsidiary as of December 31, 2015, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II and III on pages 16 to 19 has been subjected to audit procedures performed in conjunction with the audit of Chapin Davis, Inc. and Subsidiary's consolidated financial statements. The supplemental information is the responsibility of Chapin Davis, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
March 14, 2016

one east fourth street, ste. 1200
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212

CHAPIN DAVIS, INC. and SUBIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS	
Cash	$ 372,249
Securities owned, at fair value	144,916
Deposits with clearing organization	100,004
Receivable from clearing organization	251,365
Receivables from employees, net of allowance for doubtful accounts of $65,949	289,056
Accrued commissions	85,125
Deferred tax assets	19,700
Prepaid expenses	55,534
Security deposit	6,400
Leasehold improvements and office equipment at cost less accumulated depreciation and amortization of $305,248	397,514
TOTAL ASSETS	$ 1,721,863
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 461,482
Obligations under capital leases	35,400
Assessment agreement	12,322
Deferred tax liability	26,600
Unconditional guarantee loan	130,688
Total liabilities	666,492
STOCKHOLDERS' EQUITY:	
Preferred stock, $100 par value; 1,500 shares authorized and outstanding	150,000
Common stock, $.10 par value: 200,000 shares authorized; 107,200 shares outstanding	10,720
Additional paid-in capital	224,849
Retained earnings	669,802
Total stockholders' equity	1,055,371
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,721,863

The accompanying notes are an integral part of these financial statements.

CHAPIN DAVIS, INC. and SUBIDIARY
CONSOLIDATED STATEMENT OF INCOME
For the Year Ended December 31, 2015

Revenues	
Commissions	$ 2,129,209
Principal transactions	456,300
Interest	141,904
Investment advisory fees	1,516,928
Mutual fund fees	1,577,323
Referral fees	887,511
Other	113,921
Total revenue	6,823,096
Expenses	
Compensation and benefits	5,328,416
Floor brokerage and clearing fees	292,440
Occupancy and equipment rental	450,854
Technology	58,796
Interest	8,001
Office supplies	102,043
Uncollectible accounts	96,344
Registration and licenses	72,999
Insurance	72,542
Depreciation	68,846
Legal fees	34,524
Other	195,203
Total expenses	6,781,008
Income before income taxes	42,088
Income tax provision	12,500
Net income	$ 29,588

The accompanying notes are an integral part of these financial statements

CHAPIN DAVIS, INC. and SUBIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2015

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2015	$ ----	$ 11,620	$ 262,076	$ 662,533	$ 936,229
Prior period adjustment	----	----	----	26,500	26,500
Balance, January 1, 2015 as restated	----	11,620	262,076	689,033	962,729
Net income	----	----	----	29,588	29,588
Dividends	----	----	----	(9,562)	(9,562)
Issuance of preferred stock	150,000	----	----	----	150,000
Repurchase of common stock	----	(900)	(37,227)	(39,257)	(77,384)
Balance, December 31, 2015	$ 150,000	$ 10,720	$ 224,849	$ 669,802	$ 1,055,371

The accompanying notes are an integral part of these financial statements

CHAPIN DAVIS, INC. and SUBIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

Cash flows from operating activities:	
Net income	$ 29,588
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	68,846
Bad debt expense	68,948
Income tax provision	12,500
(Increase) decrease in operating assets:	
Deposits with clearing organization	(2)
Receivable from clearing organization	(84,977)
Accrued commissions	(85,125)
Receivables from employees	6,229
Income tax refunds receivable	43,181
Securities owned	(128,322)
Prepaid expenses	(1,067)
Increase in operating liabilities:	
Accounts payable and accrued expenses	192,450
Unconditional guarantee loan	130,688
Net cash provided by operating activities	252,937
Cash flows from investing activities:	
Purchase of office equipment and leasehold improvements	(169,619)
Net cash used in investing activities	(169,619)
Cash flows from financing activities:	
Payments on capital leases	(27,568)
Payments on assessment agreement	(12,889)
Issuance of preferred stock	150,000
Repurchase of common stock	(77,384)
Dividend on preferred stock	(3,188)
Net cash provided by financing activities	28,971
Net increase in cash	112,289
Cash at January 1, 2015	259,960
Cash at December 31, 2015	$ 372,249
Supplemental cash flow disclosures:	
Cash payments for:	
Interest	$ 8,001
Income taxes	$ -----

The accompanying notes are an integral part of these financial statements

CHAPIN DAVIS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

1. Nature of Business and Summary of Significant Accounting Policies

Significant accounting policies followed by Chapin Davis, Inc. and Subsidiary (the Company) as summarized below conform to accounting principles generally accepted in the Unites States of America. The significant accounting policies are summarized as follows:

A. Nature of Operations

Chapin Davis, Inc. (Chapin Davis) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Chapin Davis was incorporated in Maryland using the name Patapsco Securities, Inc. on December 12, 1990. On March 22, 1991, the Chapin Davis acquired the operation of Chapin Davis & Co., via an asset purchase agreement. Chapin Davis changed its name from Patapsco Securities, Inc. to Chapin Davis, Inc. in 2008. During 2013, the Chapin Davis opened an office in Peoria, Illinois.

Chapin Davis is engaged in a single line of business as a securities broker–dealer, which comprises several classes of services including principal transactions, agency transactions and investment advisory.

Chapin Davis forwards all securities transactions to First Clearing, LLC, which carries and clears such transactions for Chapin Davis on a fully disclosed basis. The investment advisory fees are generated from various accounts that can be maintained at First Clearing, LLC or other brokerage firms.

Chapin Davis Insurance, Inc., a wholly-owned subsidiary of Chapin Davis, is licensed to sell life and property and casualty insurance products.

B. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Chapin Davis and its wholly-owned subsidiary, Chapin Davis Insurance, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

C. Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CHAPIN DAVIS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2015

1. Nature of Business and Summary of Significant Accounting Policies - Continued

D. Revenue Recognition

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis at fair value and are reflected in principal transactions in revenues in the statement of income. Trading gains and losses are recorded using the average cost method.

Commission revenue and related clearing expenses are recorded on a trade date basis. Investment advisory fees are received quarterly and recognized as earned.

E. Leasehold Improvements and Office Equipment

Depreciation of leasehold improvements and office equipment is determined by use of a straight line method over the estimated useful life of the asset: leasehold improvements, 15 years and office equipment, five to seven years. Depreciation expense for the year was $68,846. Leasehold improvements and office equipment consisted of the following at December 31, 2015:

	Leasehold Improvements	Office Equipment	Total
Cost	$ 315,386	$ 387,376	$ 702,762
Accumulated depreciation and amortization	(31,469)	(273,779)	(305,248)
Net	$ 283,917	$ 113,597	$ 397,514

F. Allowance for Doubtful Accounts

The carrying amount of receivables from the clearing organization and employees are stated net of an allowance for doubtful accounts. The Company estimates the allowance based on an analysis of the open transactions with the clearing organization and a review of each employee's outstanding balance and ability to pay. The allowance for doubtful accounts was $65,949 at December 31, 2015. Bad debt write-offs in 2015 from employee advances were $68,948.

G. Advertising

Advertising costs for 2015 were $24,767. These costs are expensed as incurred.

1. Summary of Significant Accounting Policies – Continued

H. Income Taxes

Chapin Davis and its subsidiary file a consolidated federal income tax return, whereas each company files its own state income tax return. Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax income and between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities included in the consolidated financial statements are calculated utilizing currently enacted tax laws and rates applicable to the period in which the deferred tax assets and liabilities included in the consolidated financial statements are expected to be realized as prescribed in FASB ASC 740.

Effective January 1, 2009, the Company implemented the accounting guidance for uncertainty in income taxes using the provisions of FASB ASC 740. Using that guidance, tax positions initially need to be recognized in the consolidated financial statements when it is more-likely-than-not the positions will be sustained upon examination by the tax authorities.

As of December 31, 2015, the Company had no uncertain tax positions, or interest and penalties that qualify for either recognition or disclosure in the consolidated financial statements.

With limited exceptions, the Company is no longer subject to income tax examination for any years prior to 2012 for federal and state tax purposes.

At December 31, 2014, the Company omitted recording deferred tax assets relating to a net operating loss. The correcting entry recorded at December 31, 2015 was a debit to provision for income taxes and a credit to retained earnings of $26,500.

I. Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as cash in checking accounts and held in cash accounts at brokerage firms. It does not include money market investments held at the clearing broker.

2. Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

- Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in an active market. This level includes common stocks, corporate bonds, mutual funds, or money market funds based on the closing price reported in the active market where the securities are traded.
- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, inputs that are derived principally from or corroborated by observable market data by correlation, or other means.
- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's assets recorded at fair value include certain investments segregated and on deposit with a clearing organization and securities owned. The Company uses prices obtained from an independent clearing firm to measure the fair value of certain investment securities. The Company validates prices received from the clearing firm using various methods including comparison to quoted market prices, where available, and review of other relevant market data including implied yields of major categories of securities. The Company does not adjust the prices received from the independent clearing firm unless such prices are inconsistent with FASB ASC 820 and result in a material difference in the recorded amounts. At December 31, 2015, the Company did not adjust prices received from the independent clearing firm.

The following table presents the Company's fair value hierarchy as of December 31, 2015:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets				
Deposits with clearing organization	$ 100,004	$ ----	$ ----	$ 100,004
Securities owned:				
U.S. Treasury money market shares	144,837	----	----	144,837
Equity securities	79	----	----	79
Total securities owned	144,916	----	----	144,916
Total assets at fair value	$ 244,920	$ ----	$ ----	$ 244,920

2. Fair Value Measurements - Continued

There were no transfers between Level 1 and Level 2 during the year.

3. Receivable From Clearing Organizations

Receivables from clearing organization and others at December 31, 2015, represent commissions and fees.

4. Preferred Stock

The Company authorized 1,500 shares of preferred stock at a par value of $100 per share and issued 1,500 shares in 2015. The preferred stock has a dividend of 8.5% payable quarterly, is due March 15, 2018, and is callable on March 15, 2016 at par and every six months thereafter until maturity, in increments of $25,000.

5. Employee Benefit Plan

The Company has a 401(k) savings-profit sharing plan ("the Plan"). Each participating employee may be permitted to contribute a portion of his compensation to the Plan. Within Plan limits, the Company may contribute on behalf of each eligible participant a matching percentage of the participant's contribution. In addition, the Company may make annual contributions on a discretionary basis. The Company did not make a contribution to the Plan for the year ended December 31, 2015.

6. Income Taxes

The provision for income taxes consists of the following:

Current	Federal	$ ----
	State	----
Deferred	Federal	8,300
	State	4,200
Total provision		$ 12,500

6. Income Taxes – Continued

The following represents the approximate tax effect of each significant type of temporary difference giving rise to the deferred tax assets and liability.

	Federal	State
Deferred tax asset:		
Net operating loss	$ 8,100	$ 4,500
Allowance for doubtful accounts	2,300	1,200
Charitable contributions	2,300	1,300
	$ 12,700	$ 7,000
Deferred tax liability:		
Accelerated depreciation	$ 21,900	$ 4,700

At December 31, 2015, the Company had loss carryforwards totaling approximately $54,000 that may be offset against future taxable income. These carryforwards expire in 2034.

In addition, there are charitable contribution deductions that can be carried forward totaling approximately $15,000 that expire in:

2017	$ 10,000
2018	2,000
2019	2,000
2020	1,000
	$ 15,000

7. Commitments and Contingencies

The Company leases its offices in Baltimore, Maryland under a non-cancelable operating lease expiring March 31, 2017. In addition, the Company leases office space in Peoria, Illinois under a non-cancelable operating lease expiring April 30, 2021.

As of December 31, 2015, the aggregate future minimum commitments under these leases are as follows:

	Maryland	Illinois
2016	$ 148,021	$ 41,976
2017	38,490	43,659
2018	----	45,414
2019	----	47,232
2020 and thereafter	----	65,709
Total	$ 186,511	$ 243,990

7. Commitments and Contingencies - Continued

Chapin Davis has entered into capital leases for certain equipment. Obligations under capital leases have been recorded in the accompanying consolidated financial statements at the present value of future minimum lease payments. The capitalized cost and accumulated depreciation of this equipment at December 31, 2015 was $126,861 and $97,137 respectively.

Future minimum payments under the capital leases are as follows:

2016	$ 21,795
2017	6,975
2018	6,975
2019	3,486
Less: amount representing interest	3,831
Present value of future payments	$ 35,400

The Company is subject to various litigation matters that arise in the ordinary course of business. While it is impossible to ascertain the ultimate resolution or range of financial liability with respect to these contingent matters, management believes any resulting liability from these other actions would not have a material effect upon the Company's financial position.

Chapin Davis has an installment payment plan with the Financial Industry Regulatory Authority to pay an outstanding assessment over a period of 24 months beginning in November 2014 at $1,175 per month and ending in October 2016. Chapin Davis is paying 6.25% interest on the outstanding balance under this agreement. As of December 31, 2015 the balance due was $12,322. Chapin Davis is subject to additional exams that could result in financial loss.

8. Credit Risk

In the normal course of business, Chapin Davis's securities activities through its clearing firm involve execution, settlement and financing of various securities transactions for customers. These activities may expose Chapin Davis to risk in the event customers, other brokers and dealers, bank depositories or clearing organizations are unable to fulfill contractual obligations.

The Company does not have any significant concentration in the value of business with a particular customer, group of customers or products.

8. Credit Risk - Continued

The Company has concentrated its credit risk by maintaining deposits in a financial institution and its clearing broker. The deposits at the financial institution may at times exceed amounts covered by the insurance provided by the U.S. Federal Deposit Insurance Company (FDIC). The deposits at the clearing broker may at times exceed amounts covered by insurance provided by the Securities Investment Protection Corporation (SIPC).

The Company has not experienced a loss in such accounts and believes it is not exposed to any significant credit risk to cash.

9. Receivables from Employees

The Company may advance monies to employees as part of employment agreements with the Company. The loans are being repaid using various payment methods and/or schedules according to each agreement.

10. Guarantees and Indemnifications

ASC 460-10, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460-10 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of a guaranteed party. ASC 460-10 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Chapin Davis guarantees all of the customer margin account balances held by its clearing broker. Chapin Davis is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the clearing broker as of December 31, 2015 was $2,531,800. In the event of any customer default, the Chapin Davis has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Chapin Davis does not maintain any loss reserve.

10. Guarantees and Indemnifications - Continued

Chapin Davis unconditionally guaranteed a loan for a prior employee. The loan payments are $4,145 per month and end in September 2018. Chapin Davis is making the payments on the loan at 3.25% interest on the outstanding balance and also recognizes a receivable from the employee. As of December 31, 2015 the future required payments are:

2016	$ 46,179
2017	47,702
2018	36,807
	$ 130,688

11. Regulatory Requirements

Chapin Davis is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to net capital shall not exceed 15 to 1.

As of December 31, 2015 the net capital was $231,954, which exceeded the capital requirement of $100,000 by $131,954 and the net capital ratio was 2.87 to 1.

12. Subsequent Events

Management evaluated subsequent events through March 14, 2016, the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2015, but prior to March 14, 2016 that provided additional evidence about conditions that existed at December 31, 2015 have been recognized in the financial statements for the year ended December 31, 2015.

Schedule I

CHAPIN DAVIS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

NET CAPITAL		
Total consolidated stockholders' equity		$ 1,055,371
Add:		
Stockholders' deficit of wholly-owned subsidiary		24,816
Total stockholders' equity qualified for net capital		1,080,187
Deductions and/or charges:		
Nonallowable assets:		
Receivables from employees, net	$ 279,056	
Deferred tax assets	14,000	
Receivable from subsidiary	89,753	
Prepaid expenses	55,534	
Investment in subsidiary	1,000	
Security deposit	6,400	
Leasehold improvements and office equipment, net	397,514	
Total deductions and/or charges		843,257
Net capital before haircuts on securities positions		236,930
Haircuts on securities		
Trading and investing securities:		----
U.S. and state government obligations		----
Corporate obligations		
Stocks and warrants		79
Other securities		4,897
Undue concentration		----
		4,976
Net capital		$ 231,954

Schedule I (continued)

CHAPIN DAVIS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Accounts payable and accrued expenses	$ 461,482
Obligations under capital leases	35,400
Assessment agreement	12,322
Deferred tax liability	26,600
Unconditional guarantee loan	130,688
Total aggregate indebtedness	$ 666,492

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 100,000
Excess net capital	$ 131,954
Net capital less 120% of minimum dollar net capital requirement	$ 111,954
Ratio: Aggregate indebtedness to net capital	2.87 to 1

There are no material differences between this computation of net capital pursuant of Rule 15c3-1 and the corresponding computation prepared by Chapin Davis, Inc. and included in Chapin Davis's amended unaudited Part IIA FOCUS Report filing as of December 31, 2015.

Schedule II

CHAPIN DAVIS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

Chapin Davis is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. Chapin Davis is exempt pursuant to k(2)(ii).

Schedule III

CHAPIN DAVIS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

Chapin Davis is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. Chapin Davis is exempt pursuant to k(2)(ii).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Chapin Davis, Inc. and Subsidiary
Baltimore, Maryland

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Chapin Davis, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Chapin Davis, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Chapin Davis, Inc. stated that Chapin Davis, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Chapin Davis, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chapin Davis, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
March 14, 2016

one east fourth street, ste. 1200
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212

cincinnati | cleveland | columbus | miami valley | northern kentucky | springfield | toledo

Chapin Davis, Inc. Exemption Report
For the Year Ended December 31, 2015

Chapin Davis, Inc., (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii).
2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Chapin Davis, Inc.

I, Bruce Alderman, Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Bruce Alderman, Jr., President

2 Village Square, Suite 200 | Baltimore, Maryland 21210 | Telephone (410) 435-3200 | Toll Free (800) 222-3246 | Fax (410) 433-2099 | www.chapindavis.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Stockholders
Chapin Davis, Inc. and Subsidiary
Baltimore, Maryland

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Chapin Davis, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Chapin Davis, Inc.'s compliance with the applicable instructions of Form SIPC-7. Chapin Davis, Inc.'s management is responsible for Chapin Davis, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
March 14, 2016

one east fourth street, ste. 1200
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212

cincinnati | cleveland | columbus | miami valley | northern kentucky | springfield | toledo

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ____________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

FINRA 28116 SEC 8-43485

CHAPIN DAVIS INC
2 VILLAGE SQUARE, SUITE 200
BALTIMORE MD 21210

DECEMBER 31

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
R BRUCE ACKERMAN JR.
410 435-3200

2. A. General Assessment (item 2e from page 2) $ 10891

B. Less payment made with SIPC-6 filed (exclude interest) (5221)
07/27/2015
Date Paid

C. Less prior overpayment applied (5498)

D. Assessment balance due or (overpayment) ____

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum ____

F. Total assessment balance and interest due (or overpayment carried forward) $ 172

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 172

H. Overpayment carried forward $(____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CHAPIN DAVIS
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 14 day of MARCH, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ____________
and ending ____________

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$6823096
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2131064
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	242109
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	85621
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $8001	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $4325	
Enter the greater of line (i) or (ii)	8001
Total deductions	2466795
2d. SIPC Net Operating Revenues	$4356301
2e. General Assessment @ .0025	$10891 (to page 1, line 2.A.)